      DUNDEE CORPORATION

         CONSOLIDATED FINANCIAL STATEMENTS

       AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2005

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this document have been prepared by, and are the responsibility of, the management of Dundee Corporation.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management’s best estimates and judgments when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Audit Committee, which is comprised of four independent Directors, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Company’s consolidated financial statements and the report of the auditors.  It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with generally accepted auditing standards.  The auditors have full and unrestricted access to the Audit Committee.

(signed)

(signed)

Ned Goodman

Joanne Ferstman

President and

Executive Vice President

Chief Executive Officer

Chief Financial Officer, and Secretary

Toronto, Canada

March 30, 2006

DUNDEE CORPORATION	2

Auditors’ Report

To the Shareholders of Dundee Corporation

We have audited the consolidated balance sheets of Dundee Corporation (the “Company”) as at December 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

March 30, 2006

DUNDEE CORPORATION	3

D U N D E E     C O R P O R A T I O N
C O N S O L I D A T E D    B A L A N C E    S H E E T S

As at December 31, 2005 and 2004
(expressed in thousands of Canadian dollars)

	December 31, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	$ 413,320	$175,498
Brokerage securities owned (note 3)	24,804	16,788
Accounts receivable	250,261	168,266
Client accounts receivable	365,145	293,355
Corporate investments (note 4)	387,374	344,297
Deferred sales commissions (note 5)	141,266	109,912
Capital and other assets (note 6)	336,187	197,873
Goodwill and other intangible assets (notes 2 and 7)	451,283	452,734
TOTAL ASSETS	$ 2,369,640	$ 1,758,723
LIABILITIES
Bank indebtedness (note 8)	$ 33,169	$361
Accounts payable and accrued liabilities	214,289	165,597
Brokerage securities sold short (note 3)	6,099	7,061
Client deposits and related liabilities	413,380	284,382
Income taxes payable	27,410	20,515
Corporate debt (note 9)	473,100	255,639
Future income tax liabilities (note 14)	89,142	73,360
	1,256,589	806,915
NON-CONTROLLING INTEREST (note 2)	386,012	293,798
SHAREHOLDERS' EQUITY
Share capital (note 10)
Common shares	287,002	290,220
Contributed surplus (notes 10 and 11)	3,813	2,253
Retained earnings	438,926	367,604
Foreign currency translation adjustment	(2,702)	(2,067)
	727,039	658,010
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,369,640	$ 1,758,723
The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and commitments (note 12)

Approved by the Board:

(signed) Ned Goodman

(signed) Garth A. C. MacRae

Director

Director

DUNDEE CORPORATION	4

D U N D E E    C O R P O R A T I O N
C O N S O L I D A T E D    S T A T E M E N T S    O F    O P E R A T I O N S

For the years ended December 31, 2005 and 2004
(expressed in thousands of Canadian dollars, except per share amounts)

	December 31, 2005	December 31, 2004
REVENUES
Management and administration fees	$322,020	$238,805
Redemption fees	11,725	10,580
Financial services	321,575	328,549
Real estate revenues	249,914	169,954
Oil and gas sales, net of royalties	-	4,499
	905,234	752,387
Investment income (note 4)	28,427	69,900
	933,661	822,287
EXPENSES
Selling, general and administrative	277,691	232,390
Variable compensation	213,034	217,443
Trailer service fees	76,113	55,150
Operating costs, real estate	183,618	119,759
Operating costs, oil and gas properties	-	1,237
	750,456	625,979
OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	183,205	196,308
Amortization of deferred sales commissions	43,881	35,863
Depreciation, depletion and amortization	15,450	12,397
Interest expense	21,010	14,613
OPERATING EARNINGS	102,864	133,435
Share of earnings of equity accounted investees (note 4)	17,571	13,939
Dilution gains (note 2)	16,673	639
Investment provision	(2,094)	(7,537)
Income taxes (note 14)
Current	(24,223)	(19,904)
Future	(15,053)	(32,206)
	(39,276)	(52,110)
Non-controlling interest	(19,387)	(22,533)
NET EARNINGS FOR THE YEAR	$76,351	$65,833
EARNINGS PER SHARE
Basic	$3.04	$2.61
Diluted	$2.89	$2.49
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	5

D U N D E E    C O R P O R A T I O N
C O N S O L I D A T E D    S T A T E M E N T S    O F    C H A N G E S    I N    S H A R E H O L D E R S'    E Q U I T Y

As at and for the years ended December 31, 2005 and 2004
(expressed in thousands of Canadian dollars)

				Foreign
				Currency
	Common	Contributed	Retained	Translation
	Shares	Surplus	Earnings	Adjustment	Total
Balance, December 31, 2003	$288,740	$987	$304,758	$(1,252)	$593,233
Net earnings for the year	-	-	65,833	-	65,833
Foreign currency translation adjustment	-	-	-	(815)	(815)
Issuance of Class A subordinate shares for cash	2,326	-	-	-	2,326
Issuance of Class A subordinate shares
for non-cash consideration	76	-	-	-	76
Issuance of deferred share units	-	583	-	-	583
Share based compensation	-	683	-	-	683
Cancellation of options	-	-	(1,953)	-	(1,953)
Acquisition of Class A subordinate shares for cancellation	(922)	-	(1,034)	-	(1,956)
Balance, December 31, 2004	290,220	2,253	367,604	(2,067)	658,010
Net earnings for the year	-	-	76,351	-	76,351
Foreign currency translation adjustment	-	-	-	(635)	(635)
Issuance of Class A subordinate shares for cash	424	-	-	-	424
Issuance of Class A subordinate shares
for non-cash consideration	45	-	-	-	45
Share based compensation	-	1,092	-	-	1,092
Issuance of deferred share units	-	468	-	-	468
Cancellation of options	-	-	(249)	-	(249)
Acquisition of Class A subordinate shares for cancellation	(3,687)	-	(4,662)	-	(8,349)
Costs associated with cancellation of Class A subordinate shares	-	-	(118)	-	(118)
Balance, December 31, 2005	$287,002	$3,813	$438,926	$(2,702)	$727,039
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	6

D U N D E E    C O R P O R A T I O N
C O N S O L I D A T E D    S T A T E M E N T S    O F    C A S H    F L O W S

For the years ended December 31, 2005 and 2004
(expressed in thousands of Canadian dollars)

	December 31, 2005	December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the year	$76,351	$65,833
Non-cash items in net earnings:
Depreciation, depletion and amortization	59,331	48,260
Net investment gains	(21,034)	(64,191)
Share of unremitted equity earnings	(17,571)	(13,939)
Dilution gains	(16,673)	(639)
Investment provision	2,094	7,537
Future income taxes	15,053	32,206
Non-controlling interest	19,387	22,533
Other	9,054	6,966
	125,992	104,566
Changes in:
Accounts receivable	(29,801)	6,032
Accounts payable and accrued liabilities	22,995	(13,597)
Bank indebtedness	32,808	(20,820)
Income taxes payable	7,600	5,773
Brokerage securities owned and sold short, net	(8,978)	11,285
Client accounts receivable, net of client deposits and related liabilities	57,208	9,248
Development of land, housing and condominium inventory	8,128	(7,447)
Other real estate working capital	(15,837)	(4,590)
CASH PROVIDED FROM OPERATING ACTIVITIES	200,115	90,450
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	(57,342)	(19,831)
Investment in other real estate assets	(27,044)	(19,637)
Sales commissions incurred on distribution of mutual funds	(75,235)	(60,466)
Proceeds from dispositions of corporate investments	71,158	104,031
Acquisitions of corporate investments	(86,452)	(42,481)
Acquisition of shares in subsidiary	(1,750)	(2,690)
Acquisition of non-controlling interest	(1,000)	(1,000)
Cash acquired in (disbursed in) business combinations (note 2)	9,757	(599)
Other	(35,314)	(19,741)
CASH USED IN INVESTING ACTIVITIES	(203,222)	(62,414)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of exchangeable debentures	95,000	-
Deferred costs on issue of exchangeable debentures	(5,054)	-
Issuance of shares in subsidiaries to non-controlling shareholders	82,566	42,484
Change in real estate debt	28,787	14,999
Change in corporate debt	54,785	(49,681)
Issuance of Class A subordinate shares, net of issue costs	424	2,326
Acquisition of Class A subordinate shares, net of costs	(8,467)	(1,675)
Cancellation of shares in subsidiary	(4,511)	(7,855)
Dividends paid by subsidiaries to non-controlling shareholders	(2,601)	(1,794)
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES	240,929	(1,196)
NET INCREASE IN CASH DURING THE YEAR	237,822	26,840
Cash and cash equivalents, beginning of year	175,498	148,658
CASH AND CASH EQUIVALENTS, END OF YEAR	$413,320	$175,498
Cash flows from operating activities include the following:
Interest paid	$22,994	$15,358
Taxes paid	$24,036	$21,826
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION	7

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Dundee Corporation (the “Company” or “Dundee Corporation”) is a holding company dedicated to wealth management, real estate and resources.  The Company’s domestic wealth management activities are carried out through its 63% owned subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) and through its wholly owned subsidiary, Dundee Wealth Bank.  Dundee Corporation also provides wealth management activities internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international wealth management operations provide a broad range of financial products and services to individuals, financial advisors, institutions, corporations and foundations.  Real estate operations are carried out through the Company’s 86% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”), which operates a land and housing business in Canada and the United States.  Real estate operations also include a 31% interest in Dundee Real Estate Investment Trust (“Dundee REIT”), a Canadian real estate investment trust.  Resource activities are carried out through Dundee Resources Ltd., (“Dundee Resources”), a wholly owned subsidiary.  Dundee Corporation also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.  The Company trades on The Toronto Stock Exchange (“TSX”).

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary as well as the Company’s proportionate share of assets, liabilities, revenues and expenses of joint ventures in which it participates.  The Company’s major operating subsidiaries include:

	Year Ended December 31, 2005		Year Ended December 31, 2004
	Opening	Ending	Opening	Ending
	Ownership	Ownership	Ownership	Ownership
Dundee Wealth	67%	63%	68%	67%
Dundee Wealth Bank*	-	100%	-	-
Dundee Realty	86%	86%	85%	86%
Eurogas Corporation	51%	52%	51%	51%

* Operations commenced on July 8, 2005 (note 2)

All intercompany transactions have been eliminated in these consolidated financial statements.  The non-controlling interests in the net book value of subsidiaries and in their net earnings are included as separate line items in the consolidated balance sheets and consolidated statements of operations, respectively.

DUNDEE CORPORATION	8

Acquisitions

The Company accounts for business acquisitions as purchase transactions.  Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets on the basis of estimated fair values as at the date of purchase, including identifiable intangible assets and associated future income tax effects, with any excess being assigned to goodwill.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  Goodwill arising on acquisitions is allocated to business segments and tested at least annually for impairment.  For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of acquisition.

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingencies as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost, which approximates fair value.  Cash equivalents may include short-term financial instruments and investments in money market mutual fund products, which are highly liquid and immediately exchangeable into known amounts of cash.

Brokerage Securities Owned and Brokerage Securities Sold Short

Brokerage securities owned and brokerage securities sold short are stated at market values at the consolidated balance sheet dates.  Market value is based on quoted market prices where available, or, for non-listed securities, market value is based on management’s estimate.

Derivative Financial Instruments

The Company and its subsidiaries may utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks.  Hedge accounting may be applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge.

Other derivative financial instruments which are not designated as hedges, are carried at estimated fair value with the resulting gains and losses arising from changes in fair values being reported in current operations.

Client Accounts

In accordance with brokerage industry practice, client transactions are entered into on either a cash or a margin basis and are recorded on a trade-date basis.  If transactions are conducted on a margin basis, the Company’s brokerage subsidiary may extend credit to a client to purchase securities, and such securities purchased and/or other securities in the client’s account are held as collateral for the amounts loaned.  Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses.  The Company’s brokerage subsidiary engages in securities borrowing and lending transactions.  Cash received or delivered as collateral against these transactions is included in client accounts.

Included in client accounts are mortgages and loans which are stated net of any unearned income and allowance for credit losses.

DUNDEE CORPORATION	9

Corporate Investments

Investments in companies that are subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee.  An interest in excess of 20% of the underlying voting shares of an investee would generally indicate that the Company has significant influence over that investee.  However, in certain circumstances, the Company may exert significant influence through majority representation on the investee’s board of directors or by other day-to-day participation in operations.  Application of the equity method will result in the recognition of a dilution gain or loss if the Company’s interest in the investment is reduced as a result of, for example, the issuance of additional shares by the investee.

Corporate investments that are not subject to significant influence are accounted for using the cost method.  Changes in global market conditions, including changes in interest rates, may directly affect the value of securities.  An investment, including an equity accounted investment, is written down to reflect a decrease in the underlying net realizable value if, in the opinion of management, such a decrease is other than temporary. Corporate investments may, from time to time, include investments in mutual funds and other investment products which are managed by subsidiaries of Dundee Wealth.

Deferred Sales Commissions

Deferred sales commissions consist of sales commissions paid to brokers and dealers on the sale of investment management products sold on a deferred sales charge basis.  Commencing in the month they are paid, these costs are amortized on a straight-line basis over a five-year period.

Capital and Other Assets

Real Estate Assets

Land under development and housing and condominiums are stated at the lower of cost and net realizable value.  Net realizable value is calculated by estimating the future cash flows from such properties and discounting these cash flows at a rate that includes a risk premium appropriate for a particular project.  Land held for development is stated at the lower of cost and the net recoverable amount.

Capitalized costs on land and on housing and condominiums include all expenditures incurred in connection with the acquisition, development and construction of the asset until such asset is available for its intended use.  These expenditures include interest on debt that is related to these assets.  Ancillary earnings related specifically to such assets during the development period are treated as a reduction of capitalized costs.  The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot.  The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, as well as a provision for costs to complete.

Revenue properties are stated at historic cost less accumulated depreciation and any impairment charges.  The net book value of revenue properties under development includes interest on project-specific and general debt, property taxes, carrying charges and applicable general and administrative expenses incurred in the project development and construction periods, and initial leasing costs, less revenue earned prior to the project being declared operational.  The Company uses the straight-line method of depreciation for revenue properties, initial leasing costs and major expansions and renovations.

Oil and Gas Expenditures

Deferred exploration and development expenditures are recorded pursuant to the full cost method of accounting whereby all costs related to the exploration and development of oil and gas reserves are accumulated in separate country-by-country cost centres.  Impairment in respect of these expenditures is recognized when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future cash flows based on estimated

DUNDEE CORPORATION	10

future commodity prices.  If impairment is recognized, the amount of the impairment is determined as the excess of the carrying amount over the fair value.  Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest.  Both proven and probable reserves are used in estimating fair value.  This cost centre impairment test is conducted as at each annual balance sheet date.

The present value of expected future abandonment and reclamation costs is recorded at the time the obligation is incurred.  Actual reclamation and abandonment costs incurred are charged against the amount calculated, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.

Depreciation and depletion of oil and gas properties and equipment, other than undeveloped properties, is computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed.

Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis.  Annual amortization rates adopted by the Company range from 10% to 35%.  Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund.  Other assets also include deferred financing costs, deferred trademark costs, deferred banking costs and intellectual property acquired in business combinations which are amortized on a straight-line basis over various terms ranging from five to 15 years.

Goodwill and Other Intangible Assets

Goodwill and investment management contracts with indefinite lives are not amortized but are tested for impairment at least annually, or when circumstances suggest that an impairment may have occurred.  Intangible assets identified as funds under administration are amortized on a straight-line basis over 15 years.

Revenue Recognition

Wealth Management

Management and administration fees are generally calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis.  The Company may also earn performance fees from certain of these managed assets when their market appreciation exceeds established benchmarks.  Performance fees are not recognized in earnings until their value can be established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenue are recorded in the consolidated financial statements on a trade-date basis.  Interest earned from or paid to client accounts and from brokerage securities owned or brokerage securities sold short is recognized on a net accrual basis as earned and has been included in financial services revenue.

Brokerage securities owned and brokerage securities sold short are stated at market value determined using quoted prices, when available, and management’s estimates of values for non-quoted securities.  Both realized and

DUNDEE CORPORATION	11

unrealized gains and losses from brokerage securities owned and brokerage securities sold short are included in the determination of net earnings.

Investment Income

Investment income includes interest and dividend income from investments carried at cost which are recognized as earned, as well as realized investment gains or losses in respect of the Company’s corporate investments or other assets.

Real Estate

Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, provided that the agreement is unconditional, at least 15% of the sale proceeds have been received and the collectibility of the remaining proceeds is reasonably assured.  Revenue from housing projects is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured. Revenue from condominium projects is recognized by the percentage-of-completion method upon the sale of individual units when the following criteria have been satisfied: construction is beyond a preliminary stage, the purchaser is unable to require a refund, sales prices are collectible and proceeds and costs can be estimated.  If all these conditions have not been met, revenue is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured.  Revenue from real estate revenue properties includes base rents and recoveries of operating costs.  The Company’s real estate segment uses the straight-line method of rental revenue recognition on revenue properties whereby any contractual rent increase over the term of a lease is recognized in earnings over the lease term.  All other real estate revenue, including management fees, is recognized when earned with the exception of season passes to ski resort properties which are deferred and amortized over the ski season.

Oil and Gas Sales, Net of Royalties

Revenue from oil and gas sales are recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Income Taxes

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements.  The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases.  Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled.  A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Foreign Currency Translation

The Company’s foreign real estate subsidiaries are considered financially self-sustaining and operationally independent.  Accordingly, assets and liabilities of these subsidiaries that are denominated in foreign currencies are translated into Canadian dollars using the rate in effect on the consolidated balance sheet dates.  Revenues and expenses are translated at the average rate for the reporting periods.  Translation gains and losses are deferred as a separate component of shareholders’ equity until there has been a realized reduction in the underlying investment.

All other foreign currency denominated amounts, including those of all other foreign subsidiaries which are considered integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items.  Translation gains or losses are included in the determination of net earnings.

DUNDEE CORPORATION	12

Stock Based Compensation

The Company may issue stock based compensation to directors, financial advisors, employees and consultants under the terms of its share incentive plan and the share incentive plans of its subsidiaries.  These plans may include the issuance of stock options and stock based awards.

The Company uses the fair value based method to account for stock based compensation arrangements.  The value of stock based compensation, determined as of the date of grant, including awards under the Company’s share incentive plan or the share incentive plans of its subsidiaries, is recognized over the applicable vesting period as an increase in compensation expense with a corresponding increase in contributed surplus.  When stock options are exercised or when shares are issued pursuant to these plans, any proceeds received, together with the amount in contributed surplus, are added to share capital.  No expense is recognized for stock based compensation granted before January 1, 2002.

The Company’s contributions under its employee share purchase plans are expensed as incurred.

Earnings per Share

Basic earnings per share is computed by dividing the net earnings for the year by the weighted average number of Class A subordinate voting shares (“Subordinate Shares”) and Class B common shares ("Class B Shares") outstanding during 2005 of 25,115,707 (2004 - 25,231,672).

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options by application of the treasury stock method.  The weighted average number of shares outstanding during 2005, calculated on a diluted basis is 25,859,192 (2004 – 25,866,411).

Reclassification of 2004 Amounts

Effective January 1, 2005, Dundee Wealth reclassified trailer service fees paid by its investment management division to the financial advisors registered with subsidiaries of Dundee Wealth’s brokerage division.  Under the reclassification, which has been applied retroactively with restatement of prior periods, trailer service fees paid to these financial advisors are included as trailer service fee expense in the Company’s consolidated statements of operations.  This is consistent with the Company’s policy in respect of trailer service fee expense paid to third-party brokers and financial advisors.  Previously, these amounts were included as variable compensation costs.  The reclassification had no impact on earnings from operations.

Certain of the prior year amounts have been reclassified to conform to the basis of presentation adopted for 2005.

2.

BUSINESS COMBINATIONS

Reorganizations and Business Combinations Completed in 2005

Commencement of Operations in Dundee Wealth BHC

On July 8, 2005, the Dundee Wealth Bank received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions (“OSFI”) (note 12).  The Dundee Wealth Bank had previously been granted its Charter as a Schedule I Bank from the Minister of Finance of Ontario.  Following receipt of the Order to Commence and Carry on Business, the Company invested capital of $12,970,000 into Dundee Wealth BHC, the parent company of the Dundee Wealth Bank.  Contemporaneously, the Company transferred its 100% interest in The Dundee Bank, the Company's Cayman Islands banking subsidiary, to Dundee Wealth BHC.  For accounting purposes, the transfer of ownership in The Dundee Bank is considered a related party transfer and accordingly, the transfer was recorded at book value.

DUNDEE CORPORATION	13

The accounts of Dundee Wealth BHC and its subsidiaries have been included in the Company's consolidated financial statements as at and for the year ended December 31, 2005.  Operating results from these subsidiaries are included in the wealth management segment.

Acquisition of KL Nova Financial Ltd. (“KL Nova”)

On November 28, 2005, Dundee Wealth entered into a share purchase agreement to acquire all of the issued and outstanding shares of KL Nova, a company recently formed to participate in Canadian capital markets as well as creating and developing investment products using structured finance and alternative asset management.  Dundee Wealth issued preference shares with a value of $10,000,000 at closing.  In addition, Dundee Wealth issued common shares from its treasury with a value of $13,650,000 to the shareholders of KL Nova who are now key employees of Dundee Wealth.  The common shares of Dundee Wealth issued pursuant to the acquisition have been placed in escrow and will be released, subject to certain conditions, over the next five years.  Dundee Wealth will apportion 50% of the value of the preferred shares to intellectual property, which will be expensed as amortization over the five-year escrow period.  The balance of the remaining value of the preferred shares will be charged as a period expense over the five-year vesting period.

Step Acquisition of Eurogas Corporation (“Eurogas”)

During 2005, the Company acquired an additional 14,718,899 shares of Eurogas at an aggregate cost of $20,958,000, including shares acquired pursuant to a rights offering, increasing its ownership interest by approximately 1% to approximately 51.8%.  This increase in ownership has been accounted for as a step acquisition and the aggregate purchase price was allocated to the fair value of assets acquired.  The difference between the estimated fair value of assets acquired, net of liabilities assumed was $3,693,000 and has been applied to the value of Eurogas’ Spanish properties and included in “Capital and other assets” on the consolidated balance sheet.  In addition, the Company has recognized a future income tax liability of $2,442,000 in respect of the value it attributed to the Spanish properties pursuant to the step acquisition, which amount has been capitalized to the cost of the Spanish properties.  The aggregate amount attributed to the value of the Spanish properties on the step acquisition will be deferred until production of the Spanish properties commences, at which time this amount will be depleted on a unit-of-production basis.

1% increase in net assets acquired:
Capital assets	$946
Other liabilities assumed	(131)
$815
Aggregate purchase price:
Cash	$20,958
Less amounts attributed to pro-rata share of rights offering, net of issue costs	(16,450)
$4,508
Excess of the purchase price over the fair value
of net assets acquired, attributed to Spanish properties	$3,693

DUNDEE CORPORATION	14

Acquisition of Revenue Properties

On May 18, 2005, Dundee Realty completed the acquisition of four multi-unit residential apartment buildings in Toronto, Ontario for $47,703,000.  In addition, on July 20, 2005, Dundee Realty acquired a 33% interest in the Bear Valley Ski Resort and adjacent lands in California for $1,345,000. The following table details the allocation of the aggregate purchase price for the acquisition of these properties to the assets acquired.

Land	$8,792
Buildings	39,068
Other assets	1,188
$49,048
Aggregate consideration paid:
Cash	$49,048
$49,048

Dilution Gains

As a result of the issuance of shares from Dundee Wealth’s treasury during 2005, including common shares issued from treasury under a short form prospectus dated March 22, 2005, the Company’s ownership interest in Dundee Wealth was diluted from 67.3% at the end of 2004 to 62.6% at December 31, 2005.  In accordance with Canadian GAAP, the Company is considered to have disposed of approximately 4.7% of its interest in Dundee Wealth, resulting in a dilution gain of $16,395,000. Issuances of shares by Eurogas prior to the rights offering that gave rise to the step acquisition referred to above, resulted in a dilution gain of $278,000.

Reorganizations and Business Combinations Completed in 2004

Reorganization of Eurogas and Great Plains Exploration Inc. (“Great Plains”)

In 2004, Eurogas completed a plan of arrangement pursuant to which all but two of its Canadian assets were transferred to Great Plains.  Under the terms of the arrangement, each Eurogas share was exchanged for one new Eurogas share and 0.2 of a share of Great Plains.  Immediately following the completion of the plan of arrangement, the Company held a 51% interest in each of Eurogas and Great Plains and accounted for these investments on a consolidated basis.

Following the arrangement, the Company’s ownership interest in Great Plains was diluted to 49%.  In accordance with Canadian GAAP, the Company ceased consolidating the accounts of Great Plains in June 2004 and began accounting for this investment using the equity method.  Subsequently, the Company’s interest in Great Plains was diluted to 24% and was later diluted to 12% (note 4).

Acquisition of a 50% Interest in The Distillery Historic District

On October 12, 2004, the Company acquired 50% of The Distillery Historic District in Toronto, Ontario, for $20,159,000.  The assets acquired and liabilities assumed were as follows:

Net assets acquired:
Real estate assets	$21,665
Estimated fair value of liabilities assumed	(1,506)
$20,159
Aggregate consideration paid:
Cash	$18,859
Vendor take back mortgage	1,300
$20,159

DUNDEE CORPORATION	15

Step Acquisition of Dundee Realty

On July 12, 2004, the Company acquired an additional 1.4% interest in Dundee Realty from a non-controlling shareholder.  The purchase price was $1,452,000 of which $1,312,000 has been assigned to the value of land held for development and included in “Capital and Other Assets” on the consolidated balance sheet, with the balance allocated to non-controlling interest.

Termination of the Investment Management Contract with Dundee Precious Metals Inc. (“Dundee Precious”)

In consideration for the voluntary termination of Dundee Wealth’s investment management contract with Dundee Precious, Dundee Precious issued 4,625,000 common shares and granted an option to acquire an additional 2,500,000 common shares at $7.31 per share (the “Option”) to Dundee Wealth.  Dundee Wealth subsequently sold the 4,625,000 common shares and the Option to the Company, for cash consideration of $27,843,000.  Included as investment income in 2004 is a gain of $26,849,000 in respect of this transaction.  This increased the Company’s interest in Dundee Precious to 21% and, accordingly, the Company began to account for Dundee Precious using the equity method.

3.

BROKERAGE SECURITIES OWNED AND

BROKERAGE SECURITIES SOLD SHORT

		2005		2004
	Securities	Securities	Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$12,064	$2,740	$9,480	$1,950
Equities	12,740	3,359	7,308	5,111
	$24,804	$6,099	$16,788	$7,061

Bond maturities range from calendar 2006 to 2053 (2004 – from calendar 2005 to 2029) and have annual interest yields ranging from 0% to 11.4% (2004 – 0% to 12.5%).

From time to time, the Company’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

At December 31, 2005, the Company’s brokerage subsidiary held foreign exchange forward contracts with a notional amount of $7,276,000 (2004 – $18,863,000) to manage its foreign exchange exposure.  Foreign exchange contract maturities are short-term in nature and range from 30 days to one year (2004 – 30 days to one year).

DUNDEE CORPORATION	16

4.

CORPORATE INVESTMENTS

					2005		2004
	Year end		Non-			Year end
	Ownership	Listed	Quoted	Loans	Total	Ownership	Total
Equity Accounted Investments
Breakwater Resources Ltd. (a)	18%	$33,502	$-	$-	$ 33,502	14%	$23,311
Dundee Precious Metals Inc.	21%	63,177	-	-	63,177	21%	58,758
Dundee Real Estate Investment Trust (b)	31%	149,305	-	-	149,305	32%	139,205
Other (c)		3,095	3,608	-	6,703		6,331
Marketable Securities		75,945	-	-	75,945		18,781
Other Portfolio Investments (d)		24,056	9,574	25,112	58,742		97,911
		$349,080	$13,182	$25,112	$ 387,374		$344,297

(a)

In October 2005, the Company acquired additional shares of Breakwater Resources Ltd., increasing its ownership interest to 18%.

(b)

The Company’s interest in Dundee REIT is held through approximately 8,337,000 units of Dundee Properties Limited Partnership and 317,000 publicly-traded REIT units.  The limited partnership units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.  In order to satisfy the exchange feature of Exchangeable Debentures issued in June 2005 (note 9), the Company has placed approximately 3,300,000 units of Dundee Properties Limited Partnership into escrow.

(c)

The Company increased its ownership interest in Corona Gold Corporation by 1% to 27% pursuant to a rights offering completed by Corona Gold Corporation in October 2005.

(d)

In the third quarter of 2005, Great Plains completed a transaction which resulted in the Company’s ownership being reduced to 12%.  Accordingly, since June 30, 2005, the Company has been accounting for its investment in Great Plains on a cost basis (note 2).

Corporate Investments by Business Segment

	2005	2004
Real estate	$149,305	$139,205
Resources	118,825	104,888
Other investments	119,244	100,204
	$387,374	$344,297

The estimated fair value of corporate investments as at December 31, 2005, approximates $567,000,000 (2004 - $480,000,000), determined using quoted market values for listed securities and carrying values for non-quoted securities and loans.

Investment Income

	2005	2004
Interest, dividends and foreign exchange	$7,393	$5,709
Gain from termination of investment management contract with Dundee Precious (note 2)	-	26,849
Realized investment gains, net	21,034	37,342
	28,427	69,900
Share of earnings of equity accounted investments	8,091	2,724
Gains from dilutions of interest in equity accounted investments	9,480	11,215
	17,571	13,939
Investment provision	(2,094)	(7,537)
	$43,904	$76,302

DUNDEE CORPORATION	17

5.

DEFERRED SALES COMMISSIONS

	2005	2004
Deferred sales commissions, beginning of year	$ 109,912	$85,309
Commissions funded during the year	75,235	60,466
Amortization during the year	(43,881)	(35,863)
Deferred sales commissions, end of year	$ 141,266	$109,912

6.

CAPITAL AND OTHER ASSETS

			2005	2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Real estate assets	$236,035	$6,980	$229,055	$125,666
Oil and gas properties	55,739	650	55,089	33,009
Other assets	121,887	69,844	52,043	39,198
	$413,661	$77,474	$336,187	$197,873

Real Estate Assets by Type

	2005	2004
Land under development	$32,327	$20,561
Land held for development	55,803	32,556
Housing and condominiums	52,749	54,843
Revenue properties	88,176	17,706
	$229,055	$125,666

Interest capitalized to real estate assets under development during 2005 amounted to $2,475,000 (2004 – $1,366,000).

Oil and Gas Properties by Geographic Area

	2005	2004
Spain	$36,232	$14,906
Tunisia	18,857	17,479
Canada	-	624
	$55,089	$33,009

DUNDEE CORPORATION	18

7.

GOODWILL AND OTHER INTANGIBLE ASSETS

8.

BANK INDEBTEDNESS

			2005	2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$318,332	$-	$318,332	$319,184
Investment management contracts	105,015	-	105,015	105,015
Funds under administration	30,573	4,076	26,497	28,535
Bank license	1,439	-	1,439	-
	$455,359	$4,076	$451,283	$452,734

Dundee Wealth’s brokerage subsidiary may borrow up to a maximum of $100,000,000 pursuant to a call loan facility established with a Canadian chartered bank, primarily to facilitate the securities settlement process for both client and proprietary securities transactions.  Amounts borrowed pursuant to this facility are collateralized by either unpaid client securities or securities owned by the subsidiary.  At December 31, 2005, the subsidiary had $33,169,000 (2004 – $361,000) outstanding pursuant to this facility.  During 2005, the subsidiary paid interest on the outstanding call loan balance at interest rates between 3.25% and 4.00% on Canadian funds (2004 – between 2.75% and 3.25%) and between 2.75% and 4.75% on US funds (2004 – between 1.75% and 3.00%).

9.

CORPORATE DEBT

	2005	2004
Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$149,920	$149,874
$100 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	95,000	-
$100 million - revolving term credit facility	83,591	21,275
Other	773	773
Subsidiaries
$22.3 million - revolving term credit facility, subsidiary of Dundee Wealth	3,300	10,000
Mandatorily redeemable preferred shares of Dundee Wealth	10,000	-
Real estate debt, Dundee Realty	121,168	62,538
Income Trusts, subsidiary of Dundee Wealth	8,313	9,278
Other	1,035	1,901
	$473,100	$255,639

$150,000,000 - 6.70% Senior Debentures

On September 24, 1997, the Company issued $150,000,000 ten-year senior unsecured debentures (the “Debentures”) at a discount of $3.09 per $1,000 principal amount.  The Debentures pay interest at 6.70% per annum, payable semi-annually in arrears on March 24 and September 24 of each year.  The Debentures are redeemable in whole or in part at any time prior to maturity, at the option of the Company, at the higher of the par value of the Debentures or at a price calculated to provide a yield to maturity equal to the Government of Canada Yield at the time of the redemption plus 0.20%.  At December 31, 2005, the fair value of the Debentures, based on quoted market values approximated their carrying values.

DUNDEE CORPORATION	19

$100,000,000 - 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, the Company issued 100,000 exchangeable unsecured subordinated debentures with a par value of $1,000 for aggregate proceeds of $100,000,000 (the “Exchangeable Debentures”).   The Exchangeable Debentures mature on June 30, 2015 and bear interest at 5.85% per annum, payable semi-annually on June 30 and December 31 of each year, beginning on December 31, 2005.  Each Exchangeable Debenture may be exchanged, at the option of the  holder for 33.6134 units of Dundee REIT, representing a conversion price of $29.75 per Dundee REIT unit.  Except in certain circumstances which are described below, the Exchangeable Debentures are not redeemable prior to June 30, 2009.  On or after June 30, 2009, but prior to June 30, 2011, the Exchangeable Debentures may be redeemed at par plus accrued and unpaid interest, provided that the market price per Dundee REIT unit is not less than $37.187.  On or after June 30, 2011 and prior to maturity, the Exchangeable Debentures are redeemable at par plus accrued interest.  The Company may elect to satisfy its obligation at redemption or at maturity of the Exchangeable Debentures by delivering units of Dundee REIT.

In the event of a change of control in Dundee REIT, holders have the right to require the Company to redeem the Exchangeable Debentures at 101% plus accrued and unpaid interest and the Company will have the right to redeem the Exchangeable Debentures at a specified percentage of the principal amount (106% in the twelve months commencing June 30, 2005, declining by 1% per year thereafter) plus accrued and unpaid interest. In order to satisfy the exchange feature, the Company has placed approximately 3,300,000 units of Dundee Properties Limited Partnership into escrow, each unit of which is convertible into a Dundee REIT unit on a one-for-one basis.  The Company is entitled to all voting rights and related privileges and is entitled to all distributions and rights of reinvestment of such distributions associated with the units held in escrow.  At December 31, 2005, the fair value of the Exchangeable Debentures, based on quoted market values, approximated their carrying value.

In accordance with Canadian GAAP, the carrying value of the obligation in respect of the Exchangeable Debentures will be increased if the market value of the underlying Dundee REIT units exceed $29.75.  This increase in the carrying value of the obligation would be recorded as a charge to earnings, net of associated income tax effects, with no corresponding adjustment to its carrying value of the units of Dundee REIT.  As a result, the Company’s net earnings may vary significantly from period to period.

Costs associated with the issue of the Exchangeable Debentures of $5,054,000 are being amortized to earnings over the term of the Exchangeable Debentures.

At December 31, 2005, Dundee Wealth’s brokerage subsidiary held 5,000 Exchangeable Debentures with a face value of $5,000,000 in its brokerage securities owned.  In accordance with Canadian GAAP, the Exchangeable Debentures held by the brokerage subsidiary of Dundee Wealth have been eliminated in the consolidated financial statements.

$100,000,000 - Revolving Term Credit Facility, Corporate

In April 2005, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, increasing the available credit under the facility from $55,000,000 to $100,000,000 and extending the expiry date to May 31, 2006.  The credit facility provides for a tiered interest rate structure based on the Company’s public debt rating on its Debentures.  Based on the Company’s current debt rating, drawdowns on the credit facility bear interest, at the Company’s option, at either a Canadian chartered bank’s prime lending rate or Corporate Bankers’ Acceptance rate plus 1%.  The Company is subject to a standby fee of 0.20% on unused amounts under the facility.  At December 31, 2005, $83,591,000 (2004 – $21,275,000) had been borrowed pursuant to the credit facility.

$22,300,000 - Revolving Term Credit Facility, Subsidiary of Dundee Wealth

A $22,300,000 credit facility with a Canadian chartered bank was assumed by a subsidiary of Dundee Wealth as a result of an acquisition it completed in 2002.  In October 2005, the facility was renegotiated and extended to May 31,

DUNDEE CORPORATION	20

2006.  The facility is subject to interest at prime plus 0.25% per annum and a standby fee of 0.1875% per annum.  As at December 31, 2005, the subsidiary had borrowed $3,300,000 (2004 – $10,000,000) pursuant to the credit facility.

The facility is secured by a General Security Agreement on all of the assets of certain subsidiaries of Dundee Wealth, including the assets of Dundee Wealth’s major investment management subsidiary.  The facility is also secured by unsecured guarantees from Dundee Wealth and its subsidiary, DWM Inc. (“DWM”).

Mandatorily Redeemable Preferred Shares of Dundee Wealth

On November 28, 2005, Dundee Wealth issued preferred shares with a value of $10,000,000 in connection with the acquisition of KL Nova (note 2).  The preferred shares have a floating variable rate preferential cumulative dividend equal to the average rate for Canadian dollar CDOR 90-day Bankers’ Acceptances plus 1%, calculated in advance and payable quarterly.  The preferred shares are convertible, at the option of the holder, at any time, into common shares of Dundee Wealth on a one-for-one basis, subject to adjustment for normal anti-dilution events.  Dundee Wealth has the right to convert the preferred shares to common shares on a one-for-one basis, commencing on the date at which the average closing price of the common shares of Dundee Wealth for a consecutive 20 trading day period exceeds $10.00 per common share. If not previously converted to common shares, Dundee Wealth will be obligated to redeem the preferred shares on November 28, 2010 for cash of $10.00 per preferred share plus any dividends in arrears.  Accordingly, to conform with Canadian GAAP, these preferred shares have been recorded as debt.

Subsequent to December 31, 2005, the preferred shares were converted to common shares of Dundee Wealth and, accordingly, will be classified as non-controlling interest in Dundee Wealth.

Real Estate Debt

Real estate debt is secured by charges on specific properties to which the debt relates.  At December 31, 2005, the estimated fair value of real estate debt approximated its carrying value.

Mortgages and term debt are secured by charges on specific revenue properties.  Land mortgages and housing advances are secured by charges on specific land and housing and condominiums under development or land held for development.  In 2005, Dundee Realty incurred a weighted average interest rate of 4.42% (2004 – 5.74%) on fixed rate debt and 7.16% (2004 – 5.64%) on variable rate debt.  Fixed rate debt matures between 2006 and 2017.  Variable rate debt matures between 2006 and 2010.

The scheduled principal repayments and debt maturities in respect of real estate debt are as follows:

				Housing
Principal Repayments due in:	Mortgages	Term Debt	Land Mortgages	Advances	Total
2006	$ 34,750	$156	$15,822	$22,624	$73,352
2007	1,015	58	3,323	-	4,396
2008	1,046	57	5,430	-	6,533
2009	863	-	777	-	1,640
2010	905	-	575	-	1,480
Thereafter	31,145	-	2,622	-	33,767
As at December 31, 2005	$ 69,724	$271	$28,549	$22,624	$121,168

DUNDEE CORPORATION	21

Income Trusts

Infinity Income Trust (“Infinity”) and Multi-Fund Income Trust (“Multi-Fund”), (collectively, the “Trusts”) were formed for the purpose of financing the deferred sales commissions of certain mutual funds between August 1, 1997 and February 26, 1998 and between August 1, 1997 and July 17, 1998, respectively.  Amounts owing to the Trusts as at December 31, 2005 and 2004 are detailed below:

	2005	2004
Secured notes, interest at 5% per annum	$4,779	$5,744
Participation certificates, non-interest bearing	3,534	3,534
	$8,313	$9,278

A portion of the monthly management fee, ranging from 0.15% to 0.55% per annum of the net asset value of the mutual funds financed by the Trusts (“Trust Units”) is applied against amounts outstanding.  Repayments will be applied first to the interest, then to the secured notes and finally to the participation certificates.

Redemption charges paid by unitholders on the redemption of Trust Units prior to the expiry of the applicable redemption period in February 2005 for Infinity and in June 2005 for Multi-Fund were applied to the repayment of the secured notes.  In the event that the monthly management fee ceded to the Trusts is insufficient to repay the secured notes and the participation certificates by February 2013 in the case of Infinity and April 2013 in the case of Multi-Fund, any amounts then outstanding will not be required to be repaid.  The secured notes are secured by a general security interest in the management contracts in respect of certain mutual funds managed by a subsidiary of Dundee Wealth.

Subsequent to December 31, 2005, a subsidiary of Dundee Wealth reached an agreement with Multi-Fund to terminate its $4,385,000 obligation to Multi-Fund for $1,111,000, subject to adjustments.  The arrangement is subject to approval by Multi-Fund unitholders.

10.

SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Subordinate Shares, an unlimited number of Class B Shares, an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

Common Shares

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held.  The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends.  The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time.  In the event of an offer to purchase the Class B Shares by a third-party, and in certain other circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting such an offer.

Preference Shares

First Preference Shares ─ Each series of first preference shares ranks on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

DUNDEE CORPORATION	22

Second Preference Shares ─ Each series of second preference shares ranks junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.

Third Preference Shares ─ Each series of third preference shares ranks junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.

Contributed Surplus

During 2005, the Company increased contributed surplus by $1,560,000 (2004 – $1,266,000) relating to stock compensation arrangements under its share option plan and deferred share unit plan (note 11).

Normal Course Issuer Bid

During 2005, the Company purchased 311,945 (2004 – 78,016) Subordinate Shares with a stated value of $3,687,000 (2004 - $922,000) for cancellation under its normal course issuer bid.  The difference between the purchase price paid of $8,349,000 (2004 - $1,956,000) and the stated capital has been charged to retained earnings.

Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2003	24,106,378	$280,502	1,049,193	$8,238	25,155,571	$288,740
Issued (redeemed) during the year
ended December 31, 2004
Redeemed pursuant to normal course issuer bid	(78,016)	(922)	-	-	(78,016)	(922)
Issuance of shares under the
share incentive plan	11,073	254	-	-	11,073	254
Options exercised	154,927	2,148	-	-	154,927	2,148
Conversion from Class B Shares
to Subordinate Shares	754	6	(754)	(6)	-	-
Total Share Capital
Outstanding December 31, 2004	24,195,116	281,988	1,048,439	8,232	25,243,555	290,220
Issued (redeemed) during the year
ended December 31, 2005
Redeemed pursuant to normal course issuer bid	(311,945)	(3,687)	-	-	(311,945)	(3,687)
Issuance of shares under the
share incentive plan	9,777	275	-	-	9,777	275
Options exercised	15,000	194	-	-	15,000	194
Conversion from Class B Shares
to Subordinate Shares	23	-	(23)	-	-	-
Total Share Capital
Outstanding December 31, 2005	23,907,971	$278,770	1,048,416	$8,232	24,956,387	$287,002

Substantial Issuer Bid

On December 12, 2005, the Company announced a substantial issuer bid to purchase up to 2,500,000 Subordinate Shares for cash, subject to certain conditions (the “Offer”).  The Offer expired on February 6, 2006, at which time a total of 71,110 shares were validly deposited under the Offer.  In accordance with the terms of the Offer, Subordinate Shares deposited under the Offer were redeemed for $29.50 per share for an aggregate of $2,098,000 and were subsequently cancelled.

DUNDEE CORPORATION	23

11.

STOCK BASED COMPENSATION

Share Purchase Plan

Under the Company’s share purchase plan, eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company from treasury.  The Company may match up to the full amount of each participant’s contribution to the share purchase plan, such contribution being used either to purchase Subordinate Shares in the open market, or to issue additional Subordinate Shares from treasury.

In 2005, eligible participants contributed an aggregate of $230,000 (2004 – $178,000) to the share purchase plan and received 9,777 (2004 – 8,573) Subordinate Shares issued from treasury.  The Company recognized associated compensation expense of $230,000 (2004 - $178,000) of which $185,000 (2004 – $133,000) was used to purchase Subordinate Shares in the open market for distribution to eligible participants and $45,000 (2004 – $45,000) was used to issue Subordinate Shares from treasury to eligible participants.

As at December 31, 2005, 660,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan of which 348,222 Subordinate Shares have been issued and 311,778 Subordinate Shares remain available for issuance from treasury.

Share Bonus Plan

The Company’s share bonus plan permits Subordinate Shares of the Company to be issued from treasury as a discretionary bonus to eligible participants from time to time on terms established in the Company’s share incentive plan. There were no shares issued under the share bonus plan arrangement during 2005. During 2004, the Company issued 2,500 Subordinate Shares pursuant to the terms of the share bonus plan and recognized compensation expense of $31,000.

As at December 31, 2005, 500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 72,000 Subordinate Shares have been issued and 428,000 Subordinate Shares remain available for issuance from treasury.

Share Option Plan

Under the terms of the Company’s share option plan, the Company may issue options to eligible participants to purchase Subordinate Shares from treasury. The exercise price per option may not be less than the closing price of the Subordinate Shares as quoted on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted.  Options granted prior to January 1, 2004 become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant and will expire 10 years thereafter.  Options granted after December 31, 2003 become exercisable as to 20% of the Subordinated Shares, on a cumulative basis, on the first five anniversary dates following the date of grant and will expire five and a half years thereafter.

The total number of share options cannot exceed 4,000,000.  Options to purchase 1,892,000 Subordinate Shares of the Company were outstanding as at December 31, 2005 and 1,010,841 Subordinate Shares remain available for grant under the share option plan.

DUNDEE CORPORATION	24

Stock options granted after December 31, 2002 are accounted for using the fair value method.  Fair values of options granted during the year ended December 31, 2005 and 2004 were determined on the date of grant, using the Black-Scholes option pricing model with the following assumptions:

For the years ended December 31,	2005	2004
Risk-free interest rate	3.65%	3.87%
Expected dividend yield	-	-
Volatility factor	23.54%	25.24%
Expected life of the option	5.5 years	5.5 years

A summary of the status of the Company’s share option plan as at December 31, 2005 and 2004, and the changes during the years then ended, is as follows:

		2005		2004
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	1,977,500	$19.30	2,076,834	$15.16
Granted	29,500	$27.68	550,000	$27.51
Exercised	(15,000)	$12.90	(619,334)	$12.51
Cancelled	(100,000)	$14.00	(30,000)	$23.22
Outstanding, end of year	1,892,000	$19.76	1,977,500	$19.30
Exercisable, end of year	1,438,500	$17.32	1,435,833	$16.30

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$13.15 to $14.50	466,344	$14.31	3.58	466,344
$14.60 to $17.75	764,656	$15.98	2.91	764,656
$27.25 to $29.60	618,000	$27.53	3.68	164,500
$34.25 to $40.75	43,000	$34.70	1.87	43,000

Deferred Share Unit Plan

The Company has established a deferred share unit plan (“DSUP”) for eligible participants.  The Compensation Committee of the Board of Directors administers the DSUP and discretionary awards will be based on certain criteria, including services performed or to be performed.

During 2005, the Company issued 16,665 (2004 – 21,792) deferred share units to directors of the Company, each unit entitling the holder to a Subordinate Share on retirement.  The Company recognized compensation expense of $468,000 (2004 – $583,000) in respect of these units.

The total number of deferred share units cannot exceed 500,000.  Deferred share units to purchase 97,323 Subordinate Shares of the Company were outstanding as at December 31, 2005 and 402,677 Subordinate Shares remain available for grant under the DSUP.

DUNDEE CORPORATION	25

Share Incentive Plans and other Stock Based Plans of Dundee Wealth

Dundee Wealth has established share incentive plans for its directors, officers, employees, financial advisors and other eligible participants, and for those of its subsidiaries. These share incentive plans consist of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan.  Additionally, Dundee Wealth has established a reserved share plan as further incentive under certain business acquisitions and it has establish a deferred share unit plan.  During 2005, Dundee Wealth recognized stock based compensation expense of $12,523,000 (2004 - $9,082,000) in respect of these share incentive arrangements.  As at December 31, 2005, Dundee Wealth had granted 8,587,813 (2004 – 7,759,136) options at a weighted average exercise price of $8.17 (2004 - $8.00) of which 5,086,728 (2004 – 3,424,994) were exercisable at December 31, 2005.  In addition, Dundee Wealth had issued 1,459,210 (2004 – 1,599,296) options in respect of an acquisition completed in December 2003 of which 291,842 (2004 – nil) were exercisable at December 31, 2005.  At December 31, 2005, Dundee Wealth had granted awards for the issuance of 1,869,764 common shares of Dundee Wealth, which issuance is conditional on meeting certain criteria, and it had granted an aggregate of 158,696 deferred share units.

Stock Option Plan of Eurogas

Eurogas has established a stock option plan for its directors, officers and employees.  As at December 31, 2005, Eurogas had granted 4,700,000 (2004 – 3,791,667) options at a weighted average exercise price of $0.72 (2004 – $0.24) of which 3,066,667 (2004 – 3,525,000) stock options were exercisable at December 31, 2005.  Compensation expense of $574,000 (2004 – $76,000) was recognized in respect of Eurogas’ stock option arrangements.

Stock Option Plan of Dundee Realty

The non-controlling shareholder of Dundee Realty has been granted options to acquire an additional 1% interest in Dundee Realty each year for a five-year period commencing June 30, 2003 at a price of $420,000 for each 1% exercised.  The options vest on each anniversary date of the original grant date and any options not exercised within six months of each vesting date will expire.  The expiry dates on vested options that were scheduled to expire on January 1, 2005 and January 1, 2006 were extended to July 1, 2006.

12.

CONTINGENCIES AND COMMITMENTS

Lease Commitments

The Company and its subsidiaries have lease agreements for premises and equipment pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2006	$12,069
2007	8,289
2008	6,150
2009	5,078
2010	3,934
Thereafter	4,317
$39,837

Distribution Agreements

Certain of Dundee Wealth's subsidiaries have previously arranged for third-party limited partnerships to act as distributors of their mutual funds and arrange the financing of deferred sales commissions on these mutual funds for a finite period of time.  As partial consideration therefor, the subsidiaries pay a distribution fee calculated as 0.15% to 1.00% per annum of the net asset value of the related mutual fund units.  These distribution agreements have a finite life and will expire between December 2011 and December 2016.

DUNDEE CORPORATION	26

Shareholders’ Agreements

On October 2, 2002, the Company entered into a shareholders’ agreement with Caisse de dépôt et placement du Québec (“Caisse”), the non-controlling shareholder of DWM, in respect of DWM.  As part of that arrangement, Caisse has the right, in certain circumstances, to require the Company, Dundee Wealth or DWM to acquire its shares at fair market value to be determined through an independent valuation process.  This right is exercisable by Caisse at any time from October 2005 to September 2009, or under certain other conditions as specified in the shareholders’ agreement.  In the event that the shares are acquired by the Company, the purchase will be accounted for as a step acquisition of its interest in DWM and the purchase price, after elimination of the non-controlling interest, will be allocated to net assets acquired based on their estimated fair value.  As an alternative to purchasing the shares of DWM, the Company or Dundee Wealth may, in certain circumstances, elect to institute a sale process for DWM.

The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the Company has agreed to repurchase the interest of the non-controlling shareholder in certain circumstances at fair market value at the time of purchase (note 19).

Other Real Estate Commitments

Dundee Realty has the following contractual obligations:

•

Dundee Realty holds a 50% interest in the property management company which provides property management services to Dundee REIT.  Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT’s revenue properties.  The term of the rent supplement, which commenced on June 30, 2003, is five years for certain office and retail space and three years for certain industrial space.  For the year ended December 31, 2005, Dundee Realty paid $2,272,000 (2004 - $3,393,000) in respect of this rent supplement.

•

Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT.  As at December 31, 2005, the aggregate of such guarantees was $10,000,000 (2004 – $34,716,000).  Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

•

Dundee Realty has commitments under land purchase agreements totalling $18,087,000 as at December 31, 2005 (2004 - $20,823,000) which will become payable in future periods upon the satisfaction of certain conditions.  In addition, estimated costs to complete land or housing and condominium projects under development as at December 31, 2005 were $39,830,000, all of which has been accrued in the consolidated financial statements.

•

Dundee Realty conducts its real estate activities from time to time through joint ventures with third-party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $13,106,000 as at December 31, 2005 (2004 - $27,809,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

As at and for the years ended December 31, 2005 and 2004, the Company’s share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table that follows.

DUNDEE CORPORATION	27

As at December 31,	2005		2004
	Total	Proportionate	Total	Proportionate
Real estate joint ventures	Joint Ventures	Share	Joint Ventures	Share
Assets	$ 132,163 $	53,096	$147,628 $	73,194
Liabilities	61,056	26,666	79,388	41,313
Revenues		$34,058		$64,538
Expenses		(26,411)		(47,228)
		$7,647		$17,310
Cash flows from operating activities		$3,609		$18,111
Cash flows from investing activities		(4,349)		(56)
Cash flows from financing activities		(3,124)		(16,910)

Oil and Gas Commitments

On July 20, 2005, Eurogas was granted a four year exploration permit in respect of its Tunisian activities.  The permit carries a commitment for Eurogas to drill a minimum of one exploration well.

Contingent Liabilities

A subsidiary of Dundee Wealth is named in claims for approximately $9,700,000 initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place in 1996 and 1997.  Management’s initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claims and without merit.  Another subsidiary of Dundee Wealth is a defendant in a class action claim for approximately $10,000,000 relating to two real estate limited partnerships sold by financial advisors of a predecessor securities dealer between 1996 and 1997.  The Company and its subsidiaries are also defendants in various other legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Company, based on information currently available, that these are not material liabilities, adequate financial provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Service Provider to Brokerage Operations

Following the acquisition of Cartier Partners Financial Group Inc. (“Cartier”) by Dundee Wealth in December 2003, Dundee Wealth began the integration of former Cartier operations.  In 2005, Dundee Wealth’s brokerage division completed a review of available system platforms that would facilitate its strategy of having securities-related and mutual fund dealer-related operations on one common back-office system with a front-end system that provides competitive reporting and administrative capabilities.  During 2005, Dundee Wealth entered into an agreement which will result in its brokerage operations moving to a new service provider.

During 2005, Dundee Wealth incurred $23,400,000 (2004 - $15,500,000) in respect of integration and conversion activities, which amounts represent management’s best estimate of the direct and indirect costs associated with these activities.  Amounts incurred in 2005 include estimated costs of $5,000,000 for the write-off of deferred software and hardware costs and estimated cancelled service costs associated with its previous service provider.  These amounts have been included in selling, general and administrative expenses and will be monitored as the conversion process progresses, with any change in estimate being charged or credited to earnings in future periods.

Indemnification Agreements

The Company has agreed to indemnify its directors and officers and those of certain of its subsidiaries and to indemnify members of the Board of Governors of its managed funds, to the extent permitted under corporate law, against costs and damages that may be incurred by such individuals as a result of lawsuits or any other proceedings in which they are sued as a result of their service.  No amount has been recorded in these consolidated financial statements with respect to these indemnifications.

DUNDEE CORPORATION	28

Dundee Wealth Bank

Dundee Corporation has delivered certain commitments and support letters to various federal authorities in respect of Dundee Wealth Bank, including (a) an undertaking to the Canada Deposit Insurance Corporation in respect of certain liabilities of Dundee Wealth Bank, (b) a non-binding support letter to OSFI, and (c) an undertaking to the Minister of Finance regarding substantial investment limits, access to corporate records and the provision of financial statements and other information.

Mortgage Lending Activity

As at December 31, 2005, Dundee Wealth Bank has committed to advance secured mortgage loans of $5,700,000 to its customers.

13.

SEGMENTED INFORMATION

Financial information is presented in accordance with the following operating segments:

Wealth Management

The wealth management segment consists of the operations of Dundee Wealth and its operating subsidiaries.  The wealth management segment also includes operations from domestic and international banking activities.  Domestic banking activities are conducted through Dundee Wealth Bank which commenced operations on July 8, 2005.  International banking activities are conducted through The Dundee Bank, a wholly owned subsidiary registered with the Cayman Islands Monetary Authority, and through its subsidiaries, which primarily provide administrative services to international mutual funds, hedge funds and other investment clients.

Real Estate

The real estate segment includes the operations of Dundee Realty which owns land in Western Canada and is also active in the development of single-family homes in Saskatoon and Regina, and condominium dwellings in Ontario and in Colorado.  Land and housing activities in Dundee Realty are supplemented by a portfolio of revenue generating properties.

The real estate segment also includes the Company’s 31% interest in Dundee REIT which is focused on owning and acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.

Resources

Activities in the resources segment are carried out through Dundee Resources which acts as both a strategic investor and merchant bank, providing equity and quasi-equity financing to public and private companies focused on developing resource assets in the mining and energy businesses.  Principal resource investments include a 52% interest in Eurogas, an oil and gas company which carries on exploration, development, acquisition and natural gas storage activities and has its primary interests in Spain and Tunisia.

The resources segment also includes activities related to the Company’s interests in Dundee Precious and Breakwater Resources Ltd. which are accounted for by the equity method, and several other public and private resource companies which are accounted for at cost.

Other Investments and Corporate Costs

This segment consists of the Company’s remaining public and private investment holdings, covering a wide spectrum of industry sectors.  These investments are generally carried at cost, but may be accounted for on an equity basis if the Company exerts significant influence over the affairs of the investee company.  This segment also includes general corporate overhead costs, including interest on corporate debt, which are not specifically allocated to any operating division.

DUNDEE CORPORATION	29

		Wealth					Other Investments and
	Management		Real Estate			Resources	Corporate Costs			Intersegment		TOTAL
For the year ended December 31,	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
SEGMENTED OPERATIONS
Revenues	$659,025	$ 606,571	$249,914	$ 169,954	$5,538	$29,949	$24,090	$20,834	$(4,906)	$(5,021)	$933,661	$ 822,287
Expenses	608,702	532,114	199,123	131,155	2,599	3,770	28,551	30,106	(8,178)	(8,293)	830,797	688,852
OPERATING EARNINGS (LOSS)	50,323	74,457	50,791	38,799	2,939	26,179	(4,461)	(9,272)	3,272	3,272	102,864	133,435
Equity earnings	-	-	9,921	10,941	7,008	2,136	642	862	-	-	17,571	13,939
Investment provision	-	-	-	-	(226)	-	(1,868)	(7,537)	-	-	(2,094)	(7,537)
EARNINGS (LOSS) BEFORE TAXES	50,323	74,457	60,712	49,740	9,721	28,315	(5,687)	(15,947)	3,272	3,272	118,341	139,837
Non-controlling interest	(14,805)	(20,168)	(5,572)	(2,294)	990	(71)	-	-	-	-	(19,387)	(22,533)
SEGMENTED EARNINGS (LOSS) BEFORE
DILUTION GAIN, TAXES AND
EXTRAORDINARY GAIN	$35,518	$ 54,289	$55,140	$47,446	$10,711	$28,244	$(5,687)	$(15,947)	$3,272	$3,272	$98,954	$ 117,304
SEGMENTED ASSETS
Goodwill	$309,297	$ 310,149	$-	$-	$-	$-	$9,035	$9,035	$-	$-	$318,332	$ 319,184
Other assets	1,126,757	813,273	533,360	351,107	203,270	150,821	187,921	124,338	-	-	2,051,308	1,439,539
TOTAL ASSETS	$ 1,436,054	$ 1,123,422	$533,360	$ 351,107	$203,270	$150,821	$196,956	$133,373	$-	$-	$ 2,369,640	$ 1,758,723

14.

INCOME TAXES

The Company's income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2005	2004
Anticipated income tax provision based on a combined Canadian federal and provincial
statutory income tax rate of 36%	$ 42,886	$50,493
Non deductible expenses	2,402	1,819
Non taxable revenue	(3,949)	(10,912)
Change in valuation allowance	2,042	8,152
Net benefit of foreign losses not previously recognized	(1,148)	(726)
Net income tax benefits not previously recognized	(106)	(1,478)
Other	(2,851)	4,762
Income tax provision	$ 39,276	$52,110

Significant components of the Company's future income tax assets and liabilities as at December 31, 2005 and 2004 are as follows:

DUNDEE CORPORATION	30

	2005	2004
Future income tax assets
Tax loss carry forwards	$ 57,408	$50,126
Capital assets	9,015	5,480
Non deductible reserves	8,956	6,546
Real estate assets	8,366	10,543
Accrued liabilities	4,200	4,690
Other	10,862	10,101
	98,807	87,486
Valuation allowance	(39,178)	(37,136)
	59,629	50,350
Future income tax liabilities
Deferred sales commissions	50,653	38,784
Management contracts	37,381	37,381
Investment portfolio, including equity accounted investments	31,590	19,434
Funds under administration	9,571	10,307
Oil and gas properties	2,454	-
Other	17,122	17,804
	148,771	123,710
Net future income tax liabilities	$ 89,142	$73,360

As at December 31, 2005, the Company and its subsidiaries have operating loss carry forwards of $158,987,000.  Income tax benefits associated with $57,260,000 of these losses has been recognized in the consolidated financial statements.  A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:
2006	$13,088
2007	16,512
2008	38,397
2009	18,754
2010	4,492
Thereafter	67,744
$158,987

15.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in these consolidated financial statements, the particulars of related party transactions as at and for the years ended December 31, 2005 and 2004 are discussed below.

Wealth Management Revenues

Dundee Wealth and its subsidiaries, in the course of their regular business activities, conduct routine transactions with the Company and with the Company’s affiliates, including certain of Dundee Corporation’s equity accounted investees.  Generally, transactions between Dundee Wealth, the Company and these related entities are conducted on normal market terms and are recorded at their exchange value.

During 2005, Dundee Wealth’s brokerage subsidiary sold securities at market value to the non-controlling shareholder of DWM and recognized a trading profit of $3,320,000 which has been included in the consolidated statement of operations as financial services revenue.

In the normal course of its business, Dundee Wealth’s investment management subsidiary trades securities through registered brokers for the benefit of its mutual fund clients and other discretionary client portfolios.  These transactions

DUNDEE CORPORATION	31

may, from time to time, be conducted through Dundee Wealth’s brokerage subsidiary.  These transactions are conducted at a negotiated discounted schedule.

Dundee Wealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities for the Company, for its subsidiaries and for affiliates, including equity accounted investees or fiduciary accounts managed by Dundee Wealth.

Officers, directors and employees of the Company, its subsidiaries and other related parties may make use of the facilities of Dundee Wealth’s brokerage firm or mutual fund dealer.

Corporate Investments

As at December 31, 2005, the Company held mutual funds and other investments with a net carrying value of $78,283,000 (2004 - $24,015,000) managed by the investment management subsidiary of Dundee Wealth.  Transactions in respect of these assets are conducted on the same basis as third-party investors.  There are no trailer service fees paid in respect of these investments.

Included in cash and cash equivalents at December 31, 2005 is $149,273,000 (2004 – $65,684,000) invested in a money market mutual fund managed by the investment management subsidiary of Dundee Wealth.

Transactions with Certain Officers of the Company

In accordance with employment arrangements made with an officer of Dundee Realty, Dundee Realty agreed to transfer 4% of its interest, net of debt, in The Distillery Historic District to such officer at Dundee Realty’s cost of approximately $365,000 and agreed to permit such executive to participate in a $5,375,000 loan made to other co-owners of The Distillery Historic District.

Dundee Realty provided a $483,000 loan to an officer.  The loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.

In prior years, the Company made loans aggregating $755,000 (2004 - $1,152,000) to certain officers of the Company and its subsidiaries, primarily to acquire shares of the Company.  These loans are generally secured by the underlying shares acquired.

16.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company’s subsidiaries may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market risk.  Each type of contract will limit or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

Credit Risk

Credit risk arises from the potential for a counterparty to default on a contractual obligation.  Certain of the Company’s subsidiaries are exposed to the risk that in the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction.  The Company’s subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy.  For exchange-traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins.  Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up-front payment of the option premium.

Certain other trading-related activities of the Company’s brokerage subsidiary are subject to the risk of counterparty non-performance.  In connection with these activities, the Company enters into securities borrowing and lending

DUNDEE CORPORATION	32

arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment.  Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with the Company’s policy.

The Company’s exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

Market Risk

The Company is exposed to the risk of loss resulting from fluctuations in the prices of financial instruments which may occur with volatility in interest rates, global market conditions and, to a lesser extent, foreign exchange variations.  Certain of the Company’s financial instruments, including brokerage securities owned and brokerage securities sold short (note 3),  are stated at market values with unrealized gains and losses being recorded through earnings.  These changes may materially affect future results.

Interest Rate Risk

The value of certain financial instruments that are stated at market value may be subject to interest rate risk which arises from the possibility that changes in interest rates will affect the value of these financial instruments.  The Company does not hedge its exposure to interest rate risk.

17.

CHANGES IN ACCOUNTING POLICIES

Variable Interest Entities

On January 1, 2005, the Company adopted the requirements of CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities”, as amended (“AcG 15” and “AcG 15R”).  AcG 15R defines a variable interest entity (“VIE”) as an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest.  AcG 15R requires the primary beneficiary to consolidate a VIE and defines a primary beneficiary as an entity that is exposed to a majority of the VIE’s expected losses or is entitled to a majority of the VIE’s expected residual returns, or both, also as defined by AcG 15R.

In October 2005, the real estate division increased its financing of The Distillery Historic District.  Accordingly, Dundee Realty became the primary beneficiary in the associated joint venture arrangement.  As a result, the Company has consolidated the remaining 50% interest in assets and liabilities, operations and cash flows of The Distillery Historic District that belong to the non-controlling co-owner.

The Company has determined that it does not meet the definition of primary beneficiary in respect of mutual fund entities that it manages, in respect of any other material real estate venture in which it participates or in respect of any other special purpose entity that may have been established.

Client Accounts Receivable and Client Deposits and Related Liabilities

During 2005, the CICA Emerging Issues Committee issued a decision summary that clarified certain guidance on financial instruments in relation to balances arising from unsettled trades with a single counterparty.  As a result, the Company reviewed its prior practice of offsetting amounts arising from pending securities trades with a single counterparty for presentation on the consolidated balance sheets.  Management has concluded that in accordance with Canadian GAAP, a gross presentation of pending securities trades with a single counterparty is required when settlement is not expected to be simultaneous.  The financial impact on the Company’s consolidated balance sheets is

DUNDEE CORPORATION	33

an increase of $52,752,000 and $11,071,000 to each of client accounts receivable and client deposits and related liabilities as at December 31, 2005 and 2004, respectively.

18.

FUTURE ACCOUNTING CHANGES

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and two related standards, Section 3865, “Hedges” and Section 1531, “Comprehensive Income”.  Under the new standards, which are effective for fiscal years starting on or after October 1, 2006, investments in debt and equity securities must generally be measured at fair value except for equity securities which do not have a quoted market value, debt securities which are expected to be held to maturity and equity securities accounted for under the equity method.  Generally, unrealized gains and losses in respect of these financial instruments are recognized in earnings, except for investments designated as being “available for sale”, in which case unrealized gains and losses are recognized directly in shareholders’ equity and designated as “other comprehensive income”.  Trade receivables and payables, and debt securities held for maturity will continue to be accounted for at historical cost.

All derivatives, including hedges, must also be measured at fair value.  Changes in the fair value of a derivative which hedges an entity’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in earnings together with those of the respective offsetting hedged item.  However, changes in the fair value of a derivative which hedges an entity’s exposure to changing cash flows are accumulated in “other comprehensive income” until the transaction being hedged affects earnings.

The Company’s corporate investments are currently carried at cost, except for those investments that are accounted for pursuant to the equity method.  On the implementation of CICA Handbook Section 3855, certain of the Company’s corporate investments which are carried at cost will be measured on the Company’s consolidated balance sheet at fair value.  The Company is assessing whether certain of its corporate investments meet the criteria of being designated as “available for sale” in which case the unrealized gain or loss in respect of these investments will be recognized through comprehensive income.  Otherwise, any unrealized gain or loss will be recognized in earnings.  The Company expects to adopt the requirements of CICA Handbook Section 3855 on January 1, 2007.

19.

SUBSEQUENT EVENTS

Banking Activities

Subsequent to December 31, 2005, the Company agreed to transfer its interest in Dundee Wealth BHC to Dundee Wealth for aggregate cash consideration of approximately $25,000,000.  The transaction is subject to regulatory approval.  As the transfer will occur between related parties, the transaction will be measured at cost, with no recognition of a gain or loss.

Lease of Office Space

Subsequent to December 31, 2005, Dundee Wealth and its subsidiaries entered into a lease for office space in downtown Toronto, Ontario.  The lease commences January 1, 2007 and has a minimum term of 15 years and three months.  Future minimum annual lease payments, exclusive of any operating costs and realty taxes, pursuant to the lease are as follows:

DUNDEE CORPORATION	34

2007	$4,300
2008	4,300
2009	4,300
2010	4,300
Thereafter	59,900
$77,100

Acquisition of Harrington Lane Inc. (“Harrington Lane”)

On February 28, 2006, Dundee Wealth completed the acquisition of Harrington Lane Inc., a professional advisory company. Aggregate consideration for the acquisition was $5,763,000 including $2,000,000 paid in cash and the issuance of 350,000 common shares of Dundee Wealth with a value of $3,763,000 which were issued to certain principal shareholders of Harrington Lane who have committed themselves to Dundee Wealth under employment contracts.  The common shares of Dundee Wealth issued as partial consideration were placed in escrow and will be released over a five-year period.

Acquisition of Central Ontario Financial Group Inc.

On January 1, 2006, an insurance subsidiary of Dundee Wealth acquired Central Ontario Financial Group Inc., a managing general agency, for aggregate cash consideration of $2,500,000.

Rights Offering by Valdez Gold Inc. (“Valdez”)

Subsequent to December 31, 2005, Valdez completed an issue of common shares pursuant to a rights offering.  The Company acquired 5,569,048 shares under the rights offering and received an additional 329,299 common shares of Valdez with a value of $59,000 in consideration for providing a standby commitment to the rights offering.  The Company had provided Valdez with a credit facility for up to $3,750,000, which facility was repaid and terminated on the closing of the rights offering.

Real Estate Revolving Operating Facility

On January 9, 2006, Dundee Realty arranged for a revolving operating facility which is available up to a formula-based maximum of $50,000,000.  The facility bears interest at prime plus 0.5% or at Corporate Bankers’ Acceptance rates.  The facility is secured by a general security agreement and a first charge against two of Dundee Realty’s land parcels held in Calgary and Edmonton.

Proposed Restructuring of Dundee Realty

Subsequent to the year end, the Company discussed a proposed restructuring of Dundee Realty with the non-controlling management shareholder.  The purpose of the proposed restructuring is to unwind the Company’s investment in shares of Dundee Realty which are tracked to Dundee REIT, and to increase the management shareholder’s ultimate interest in the fully diluted equity of Dundee Realty.  Pursuant to the restructuring, the management shareholder’s interest in Dundee Realty will increase through a series of transactions including the conversion by the Company of a portion of its equity interest in Dundee Realty from common shares to preferred shares.  The Board of Directors of the Company has approved the concept of this restructuring, subject to completing the details pertaining to the transfer of Dundee Realty’s interest in Dundee REIT to a newly formed, wholly owned subsidiary, and to details of employment and other shareholder matters relating to the restructured company.

DUNDEE CORPORATION	35